UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BlackRock Innovation & Growth Trust

(Name of Issuer)

Common Shares, $0.001 par value

(Title of Class of Securities)

09260Q108

(CUSIP Number)

Saba Capital Management, L.P.

405 Lexington Avenue

58th Floor

New York, NY 10174

Attention: Michael D'Angelo

(212) 542-4635
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 22, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 7 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09260Q108	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,032,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,032,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,032,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON PN; IA

The percentages used herein are calculated based upon 229,666,091 shares of common stock outstanding as of 12/31/22, as disclosed in the company's N-CSR filed 3/6/23

CUSIP No. 09260Q108	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Boaz R. Weinstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,032,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,032,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,032,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON IN

The percentages used herein are calculated based upon 229,666,091 shares of common stock outstanding as of 12/31/22, as disclosed in the company's N-CSR filed 3/6/23

CUSIP No. 09260Q108	SCHEDULE 13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON Saba Capital Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 12,032,214
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 12,032,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,032,214
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24%
14	TYPE OF REPORTING PERSON OO

The percentages used herein are calculated based upon 229,666,091 shares of common stock outstanding as of 12/31/22, as disclosed in the company's N-CSR filed 3/6/23

CUSIP No. 09260Q108	SCHEDULE 13D	Page 5 of 7 Pages

Item 1.	SECURITY AND ISSUER

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the SEC on 3/16/23 with respect to the common shares of BlackRock Innovation & Growth Trust. This Amendment No. 1 amends Item 3, 4, 5 and 7, as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Funds for the purchase of the Common Shares were derived from the subscription proceeds from investors and the capital appreciation thereon and margin account borrowings made in the ordinary course of business. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account, which may exist from time to time. Since other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein. A total of approximately $88,291,996 was paid to acquire the Common Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 is hereby amended and supplemented as follows:

On March 22, 2023, Saba Capital Master Fund, Ltd. ("SCMF"), a private fund advised by Saba Capital, submitted to the Issuer a notice of intent informing the Issuer of its intention to nominate a slate of four independent trustee candidates-Ravi Bhasin, Ilya Gurevich, Richard Thiemann and Emmanuel Werthenschlag (the "Nominees"), for election to the Board at the Issuer's 2023 annual meeting of shareholders (the "Annual Meeting").  SCMF also notified the Issuer of its intent to present five advisory proposals at the Annual Meeting asking the Board to (1) give shareholders the right to amend the Issuer's bylaws, (2) declassify the Board so that all trustees are elected on an annual basis, (3) adopt a plurality voting standard in contested elections, (4) eliminate a control share provision in its organizational documents that strips certain voting rights from shareholders owning 10% or more of the issuer's stock, and (5) conduct quarterly tender offers for a minimum of 10% of the outstanding common stock shares of the Issuer, if the stock's trading discount to net asset value exceeded 10% in the previous quarter.

Each of the Nominees has entered into a nomination agreement (collectively, the "Nominee Agreement") with Saba Capital substantially in the form attached as Exhibit 2 to this Schedule 13D/A whereby the Nominees agreed to become members of a slate of nominees and stand for election as trustees of the Issuer in connection with a proxy solicitation which may be conducted in respect of the Annual Meeting and whereby, Saba Capital has agreed to defend and indemnify the Nominees against, and with respect to, any losses that may be incurred by the Nominees in the event they become a party to litigation based on their nomination as candidates for election to the Board and the solicitation of proxies in support of their election. The foregoing summary of the Nominee Agreement is not complete and is qualified in its entirety by reference to the full text of the form of Nominee Agreement, a copy of which is attached as Exhibit 2 and is incorporated by reference herein.

CUSIP No. 09260Q108	SCHEDULE 13D	Page 6 of 7 Pages

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons. The percentages used herein are calculated based upon 229,666,091 shares of common stock outstanding as of 12/31/22, as disclosed in the company's N-CSR filed 3/6/23

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	No transactions in the Common Shares effected since the Schedule 13D/A filing on 3/16/23 by the Reporting Persons.

(d)	The funds and accounts advised by Saba Capital have the right to receive the dividends from and proceeds of sales from the Common Shares.

(e)	Not applicable.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 2:	Form of Nominee Agreement

CUSIP No. 09260Q108	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 24, 2023

SABA CAPITAL MANAGEMENT, L.P. By: /s/ Michael D'Angelo
Name: Michael D'Angelo Title: Chief Compliance Officer

SABA CAPITAL MANAGEMENT GP, LLC By: /s/ Michael D'Angelo Name: Michael D'Angelo Title: Authorized Signatory

BOAZ R. WEINSTEIN By: /s/ Michael D'Angelo
Name: Michael D'Angelo
Title: Attorney-in-fact*

* Pursuant to a power of attorney dated as of November 16, 2015, which is incorporated herein by reference to Exhibit 2 to the Schedule 13G filed by the Reporting Persons on December 28, 2015, accession number: 0001062993-15-006823